SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: July 22, 2002

By: ______________________

Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS SECOND QUARTER RESULTS

TORONTO, Ontario (July 19, 2002) – Masonite International Corporation today announced its results for the second quarter ended June 30, 2002. Masonite International Corporation reports in U.S. dollars.

Second Quarter Highlights

- Sales increase 15% to $415.5 million
- Internal sales growth represents 40% of increase
- EBITDA increases 57%
- EBITDA margin increases from 9.7% to 13.2%
- EBIT increases 61%
- EBIT margin increases from 7.6% to 10.6%
- Net Income increases 68%
- Earnings per share increases 40%

Six Month Highlights

- Sales increase 17% to $796 million
- Internal sales growth represents 45% of increase
- EBITDA increases 60%
- EBITDA margin increases from 9.2% to 12.5%
- EBIT increases 65%
- EBIT margin increases from 6.9% to 9.7%
- Net Income increases 75%
- Earnings per share increases 48%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

Reported	6/30/02	6/30/01	Increase
SALES	$415.5	$360.6	15%
EBITDA	$55.0	$35.1	57%
EBIT	$43.9	$27.3	61%
INTEREST EXPENSE	$12.0	$6.2	93%
NET INCOME	$22.0	$13.1	68%
EPS	$0.42	$0.30	40%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Six Months Ended

Reported	6/30/02	6/30/01	Increase
SALES	$796.0	$680.7	17%
EBITDA	$99.7	$62.4	60%
EBIT	$77.6	$46.9	65%
INTEREST EXPENSE	$23.5	$12.8	83%
NET INCOME	$38.2	$21.8	75%
EPS	$0.74	$0.50	48%

Sales for the three month period ended June 30, 2002 were $415.5 million, a 15% increase over the $360.6 million reported in the same period in 2001. Internal growth in the quarter accounted for approximately 40% of the increase in sales. For the six months ended June 30, 2002 sales were $796.0 million, a 17% increase over the $680.7 million reported in the same period in 2001. Internal growth for the six month period accounted for approximately 45% of the increase in sales.

Net income for the three month period ended June 30, 2002 was $22.0 million compared to $13.1 million reported in the same period in 2001. Earnings per share were $0.42 for the three month period compared to $0.30 per share in the same period in the prior year. Net income for the six month period ended June 30, 2002 was $38.2 million compared to $21.8 million reported in the same period in 2001. Earnings per share were $0.74 for the six month period compared to $0.50 per share in the same period in the prior year.

Philip S. Orsino, President and Chief Executive Officer stated, "Higher earnings are the result of revenue growth, improved operating performance and the realization of the benefits from vertical integration. Our primary objectives are to continue to increase sales, improve profitability and use free cash flow to reduce debt."

As previously announced on July 11, 2002, Masonite has entered into an agreement with SunTrust Bank of Atlanta to amend its existing senior secured credit facility. The underwritten agreement will enable Masonite to prepay in full the principal and interest on its subordinated long-term debt of $125 million for $105 million. The subordinated long-term debt bears interest at 11.25% and was incurred to acquire Masonite Corporation in August 2001. The amended agreement will also enable the Company to reduce interest rates on the senior secured credit facility and is expected to be completed on July 31, 2002.

After the transaction, Masonite's total available debt will consist of $700 million in senior secured facilities of which approximately $590 million will be outstanding on July 31, 2002. When compared to the Company's current financing structure, the annual cost savings from this transaction are expected to be approximately $8.0 million after tax and are expected to result in an annual increase in earnings per share of approximately $0.15.

Late in the second quarter Masonite completed the acquisition of the remaining 50% of the shares not previously owned of Fibramold S.A. of Cabrero, Chile and Premdor Mexico S.A. de C.V. of Monterrey, Mexico from Forestal Terranova S.A. of Santiago, Chile. Fibramold S.A. is a state- of-the-art molded door facing manufacturing facility serving the South American market and exporting to Masonite's North American interior door plants. Premdor Mexico is a modern door manufacturing plant producing interior and exterior doors for the domestic and export markets. The aggregate purchase price was approximately $23 million consisting of $14 million in cash and approximately 485,000 common shares of Masonite International Corporation. No incremental operating results were included in the second quarter from this transaction. Both companies will change their name to Masonite.

Commencing in 2002, in accordance with current accounting standards, goodwill is no longer amortized. Had this accounting standard been adopted in 2001, earnings per share in 2001 would have been $0.01 higher in the second quarter and $0.03 higher for the six month period ending June 30.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:

Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of six months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 796,028	$ 680,664
Cost of goods sold	623,851	559,452
	172,177	121,212
Selling, general and administration	72,518	58,853
Income before undernoted items	99,659	62,359
Depreciation and amortization	22,104	15,447
Income before interest and income taxes	77,555	46,912
Interest	23,538	12,835
	54,017	34,077
Income taxes	12,707	10,232
	41,310	23,845
Non-controlling interest	3,152	2,087
Net income	38,158	21,758
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 244,469	$ 188,609
Earnings per share	$ 0.74	$ 0.50
Diluted earnings per share	$ 0.71	$ 0.50

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended June 30
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 415,457	$ 360,585
Cost of goods sold	322,380	296,171
	93,077	64,414
Selling, general and administration	38,068	29,345
Income before undernoted items	55,009	35,069
Depreciation and amortization	11,093	7,743
Income before interest and income taxes	43,916	27,326
Interest	12,022	6,243
	31,894	21,083
Income taxes	7,640	6,452
	24,254	14,631
Non-controlling interest	2,208	1,533
Net income	22,046	13,098
Retained earnings, beginning of period	222,423	175,511
Retained earnings, end of period	$ 244,469	$ 188,609
Earnings per share	$ 0.42	$ 0.30
Diluted earnings per share	$ 0.41	$ 0.30

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	June 30 2002	December 31 2001
ASSETS		
Cash	$ 48,827	$ 40,611
Accounts receivable	223,388	201,765
Inventories	274,979	256,689
Income taxes recoverable	-	2,138
Prepaid expenses	15,995	12,055
Future income taxes	20,302	20,479
Assets held for sale	22,090	117,542
	605,581	651,279
Property, plant and equipment	675,024	614,216
Other assets	162,290	173,985
Future income taxes	13,001	2,806
	$ 1,455,896	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 6,223	$ 105,377
Accounts payable	217,207	217,814
Income taxes payable	337	-
Current portion of long-term debt	33,679	16,177
	257,446	339,368
Long-term debt	475,163	473,703
Subordinated long-term debt	124,437	117,716
Non-controlling interest	25,360	28,125
Future income taxes	79,360	78,152
	961,766	1,037,064
Common stock	256,772	236,262
Retained earnings	244,469	206,311
Foreign currency translation	(7,111)	(37,351)
	494,130	405,222
	$ 1,455,896	$ 1,442,286

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of six months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 38,158	$ 21,758
Depreciation and amortization	22,104	15,447
Accretion of interest	6,721	-
Non-controlling interest	3,152	2,087
Cash reinvested in working capital and other	(39,798)	(15,058)
	30,337	24,234
Cash flow from investing activities		
Proceeds from sale of assets	102,219	-
Additions to property, plant and equipment, net	(16,139)	(10,511)
Acquisitions	(13,908)	-
Other investing activities	(9,578)	(300)
	62,594	(10,811)
Cash flow from financing activities		
Proceeds from issue of common stock	9,529	-
Net change in bank and other indebtedness	(99,154)	(13,531)
Net (Repayment) issue of long-term debt	(6,203)	1,424
	(95,828)	(12,107)
Foreign currency translation adjustment	11,113	(4,462)
Increase (decrease) in cash	8,216	(3,146)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 48,827	$ 732

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 22,046	$ 13,098
Depreciation and amortization	11,093	7,743
Accretion of interest	3,361	-
Non-controlling interest	2,208	1,533
Cash reinvested in working capital and other	(15,073)	(963)
	23,635	21,411
Cash flow from investing activities		
Proceeds from sale of assets	2,210	-
Additions to property, plant and equipment, net	(7,925)	(5,089)
Acquisitions	(13,908)	-
Other investing activities	(1,227)	(325)
	(20,850)	(5,414)
Cash flow from financing activities		
Proceeds from issue of common stock	7,643	-
Net change in bank and other indebtedness	1,914	(13,349)
Repayment of long-term debt	(5,074)	(5,342)
	4,483	(18,691)
Foreign currency translation adjustment	11,925	1,330
Increase (decrease) in cash	19,193	(1,364)
Cash, beginning of period	29,634	2,096
Cash, end of period	$ 48,827	$ 732

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of six months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 666,951	$ 572,997
Europe	129,077	107,667
	$ 796,028	$ 680,664
Segment operating income		
North America	$ 77,733	$ 52,141
Europe	13,770	6,091
	91,503	58,232
Expenses		
General	13,948	11,320
Interest	23,538	12,835
Income taxes	12,707	10,232
Non-controlling interest	3,152	2,087
	53,345	36,474
Net Income	$ 38,158	$ 21,758

Product Line Segment Data		
Sales:		
Interior products	$ 536,027	$ 446,728
Exterior products	260,001	233,936
	$ 796,028	$ 680,664

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended June 30
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 349,796	$ 305,588
Europe	65,661	54,997
	$ 415,457	$ 360,585
Segment operating income		
North America	$ 44,050	$ 29,315
Europe	7,534	3,627
	51,584	32,942
Expenses		
General	7,668	5,616
Interest	12,022	6,243
Income taxes	7,640	6,452
Non-controlling interest	2,208	1,533
	29,538	19,844
Net Income	$ 22,046	$ 13,098

Product Line Segment Data		
Sales:		
Interior products	$ 274,972	$ 228,993
Exterior products	140,485	131,592
	$ 415,457	$ 360,585

Masonite®